Exhibit 99.1

MARIS-TECH Ltd.
NOTICE OF AN ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Annual and Special General Meeting of Shareholders (the “Meeting”) of Maris-Tech Ltd. (“Maris” or the “Company”) will be held on Wednesday, May 15, 2024, at 3:00 p.m. Israel time at the Company’s office, located at 2 Yitzhak Modai Street, Rehovot, Israel 7608804.

The agenda of the Meeting is to:

1.      consider a proposal to re-appoint Kost, Forer, Gabbay & Kasierer, a member firm of Ernest & Young Global Limited, as the independent auditor of the Company, and to authorize the Board of Directors of the Company (the “Board”) to determine their remuneration, until the next annual general meeting of the shareholders of the Company;

2.      consider a proposal to re-appoint Mr. Israel Bar to serve as a Class III director, on the Board for a three-year term continuing until the Company’s 2027 annual general meeting of shareholders;

3.      consider a proposal to ratify the service agreement, and to approve an amendment to the terms of the service agreement, with Mr. Elad Kashi, a service provider of the Company, who is a relative of Mr. Israel Bar, the Company’s Chief Executive Officer and a director of the Company; and

4.      present and discuss the Company’s financial statements and annual report for the year ended December 31, 2023.

Board Recommendation

The Board unanimously recommends that you vote in favor of all the above Proposals as further described in the attached proxy statement (the “Proxy Statement”).

Record Date

Shareholders of record at the close of business on Monday, April 15, 2024 (the “Record Date”), are entitled to notice of and to vote at the Meeting, either in person or by appointing a proxy to vote their shares at the Meeting, as described below.

Required Vote and Voting Procedures

Pursuant to the Israeli Companies Law 5759-1999 (the “Companies Law”), each of Proposals No. 1 and 2 described hereinafter, requires the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding ordinary shares, no par value per share (the “Ordinary Shares”), of the Company amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such proposal (a “Simple Majority”).

Proposal No. 3 is subject to the fulfillment of the aforementioned voting requirements and also one of the following additional voting requirements: (i) the majority of the shares that are voted at the Meeting in favor of such Proposal, excluding abstentions, include a majority of the votes of shareholders who are not controlling shareholders and do not have a personal interest in the Proposal; or (ii) the total number of shares of the shareholders mentioned in clause (i) above that are voted against such Proposal does not exceed 2% of the total voting rights in the Company (a “Special Majority”).

For this purpose, “personal interest” is defined under the Companies Law as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the company, including (i) the personal interest of any of his or her relatives (which includes for these purposes foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his or her aforementioned relatives serve as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the company.

For this purpose, a “controlling shareholder” is defined under the Companies Law as any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a controlling shareholder if he or she holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company; in the context of a transaction with an interested party, a shareholder who holds 25% or more of the voting rights in the company if no other shareholder holds more than 50% of the voting rights in the company, is also presumed to be a controlling shareholder. “Means of Control” is defined as any one of the following: (i) the right to vote at a General Meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer.

Disclosure of Personal Interest by Shareholders

According to the Companies Law Regulations (exemptions for companies whose securities are listed for trading on a stock exchange outside of Israel) 5760-2000, by signing and submitting the attached Proxy Card, a shareholder declares and approves that he has no personal interest in the approval of any of the items on the Meeting agenda that requires such declaration under the Companies Law, with the exception of a personal interest that the shareholder positively informed the company about.

How You Can Vote

A form of proxy for use at the Meeting is attached to the Proxy Statement, together with a return envelope, will be sent to holders of the Ordinary Shares. By appointing “proxies”, shareholders may vote at the Meeting whether or not they attend. If a properly executed proxy in the attached form is received by the Company at least four (4) hours prior to the Meeting, all of the Ordinary Shares represented by the proxy shall be voted as indicated on the form. Subject to applicable law and the rules of the Nasdaq Stock Market, in the absence of instructions, the Ordinary Shares represented by properly executed and received proxies will be voted “FOR” all of the proposals to be presented at the Meeting for which the Board recommends a “FOR”. Shareholders may revoke their proxies or voting instruction form (as applicable) in accordance with section 9 of the Companies Law regulations (proxy and position statement), by filing with the Company a written notice of revocation or duly executed proxy or voting instruction form (as applicable) bearing a later date and time.

If your shares are registered directly in your name with our transfer agent, VStock Transfer, LLC, you are considered, with respect to those shares, the shareholder of record. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to use the proxy card included with the Proxy Statement to grant your voting proxy directly to Nir Bussy, Chief Financial Officer, or Israel Bar, Chief Executive Officer, of the Company (e-mail address: nir@maris-tech.com; israel@maris-tech.com), or to vote in person at the Meeting.

If your shares are held through a bank, broker or other nominee, they are considered to be held in “street name” and you are the beneficial owner with respect to those shares. A beneficial owner as of the Record Date has the right to direct the bank, broker or nominee how to vote shares held by such beneficial owner at the Meeting and must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be. If your shares were held in “street name” as of the Record Date, these proxy materials are being forwarded to you by your bank, broker or nominee who is considered, with respect to those shares, as the shareholder of record, together with a voting instruction card for you to use in directing the bank, broker or nominee how to vote your shares. You also may attend the Meeting. Because a beneficial owner is not a shareholder of record, you may not vote those shares directly at the Meeting unless you obtain a “legal proxy” from the bank, broker or other nominee that holds your shares directly, giving you the right to vote the shares at the Meeting. Absent specific instructions from the beneficial owner of the shares, brokers are not allowed to exercise their voting discretion, among other things, with respect to the election of directors or any matter that relates to executive compensation; and therefore, a “broker non-vote” occurs with respect to such uninstructed shares. Therefore, it is important for a shareholder that holds Ordinary Shares through a bank or broker to instruct its bank or broker how to vote its shares if the shareholder wants its shares to count for all proposals.

Sincerely,
Israel Bar
Chief Executive Officer

April 8, 2024

2

Maris-Tech Ltd.

Rehovot, ISRAEL

PROXY STATEMENT

ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 15, 2024

This proxy statement (this “Proxy Statement”) is being filed by Maris-Tech Ltd. (the “Company”) to solicit proxies on behalf of the board of directors of the Company (the “Board”), for use at the Company’s annual and special general meeting of shareholders to be held on Wednesday, May 15, 2024 (the “Meeting”), at 3:00 p.m. Israel time, or at any adjournment or postponement thereof.

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares, no par value per share, of the Company (the “Ordinary Shares”), covered thereby in accordance with the directions of the shareholders executing such proxy. In the absence of such directions, and except as otherwise mentioned in this Proxy Statement, the Ordinary Shares represented thereby will be voted in favor of each of the proposals described in this Proxy Statement.

As a foreign private issuer, we are permitted to comply with Israeli corporate governance practices instead of certain requirements of The Nasdaq Stock Market Listing Rules (the “Nasdaq Rules”), provided that we disclose those Nasdaq Rules with which we do not comply and the equivalent Israeli requirement that we follow instead (the “Foreign Private Issuer Exemption”). We currently rely on this Foreign Private Issuer exemption with respect to the quorum requirement for meetings of our shareholders. As permitted under the Israeli Companies Law 5759-1999 (the “Companies Law”) and as provided in our Amended and Restated Articles of Association (the “Articles”), two or more shareholders present, in person or by proxy, holding in the aggregate not less than twenty five percent (25%) of the outstanding Ordinary Shares, shall constitute a quorum for the Meeting. If within half an hour from the time the Meeting is convened a quorum is not present, the Meeting shall stand adjourned until May 15, 2024, at 5:00 p.m. Israel time (the “Adjourned Meeting”). At the Adjourned Meeting, any number of shareholders present in person or by proxy shall be deemed a quorum and shall be entitled to deliberate and to resolve in respect of the matters for which the Meeting was convened. Abstentions and broker non-votes are counted for the purpose of determining a quorum.

Pursuant to the Companies Law, each of Proposals No. 1 and 2 described hereinafter, requires the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such proposal (a “Simple Majority”).

Proposal No. 3 is subject to the fulfillment of the aforementioned voting requirements and also one of the following additional voting requirements: (i) the majority of the shares that are voted at the Meeting in favor of such Proposal, excluding abstentions, include a majority of the votes of shareholders who are not controlling shareholders and do not have a personal interest in the Proposal; or (ii) the total number of shares of the shareholders mentioned in clause (i) above that are voted against such Proposal does not exceed 2% of the total voting rights in the Company (a “Special Majority”).

For this purpose, a “controlling shareholder” is defined under the Companies Law as any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a controlling shareholder if he or she holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company; in the context of a transaction with an interested party, a shareholder who holds 25% or more of the voting rights in the company if no other shareholder holds more than 50% of the voting rights in the company, is also presumed to be a controlling shareholder. “Means of Control” is defined as any one of the following: (i) the right to vote at a General Meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer.

For this purpose, “personal interest” is defined under the Companies Law as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the company, including (i) the personal interest of any of his or her relatives (which includes for these purposes foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his or her aforementioned relatives serve as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the company.

According to the Companies Law Regulations (exemptions for companies whose securities are listed for trading on a stock exchange outside of Israel) 5760-2000, by signing and submitting the attached Proxy Card, a shareholder declares and approves that he has no personal interest in the approval of any of the items on the Meeting agenda that requires such declaration under the Companies Law, with the exception of a personal interest that the shareholder positively informed the company about.

In accordance with the Companies Law, and regulations promulgated thereunder, any shareholder of the Company holding at least 1% of the outstanding voting rights of the Company for the Meeting may submit to the Company a proposed additional agenda item for the Meeting (and in case of a proposed additional agenda item for nominating or removing a director, at least 5% of the outstanding voting rights of the Company), to Mr. Nir Bussy, e-mail address: nir@maris-tech.com, no later than April 15, 2024.

Shareholders wishing to express their position on an agenda item for this Meeting may do so by submitting a statement (a “Position Statement”) to the Company’s offices at 2 Yitzhak Modai Street Rehovot, Israel 7608804. Any Position Statement received will be furnished to the U.S. Securities and Exchange Commission (the “SEC”) on a Report on Form 6-K and will be made available to the public on the SEC’s website at www.sec.gov. Position Statements should be submitted to the Company no later than May 6, 2024. A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement. The Board’ response to the Position Statement will be submitted no later than May 10, 2024.

One shareholder or more holding Ordinary Shares which reflect five percent (5%) or more of the Company’s issued and outstanding share capital and voting rights (i.e., 393,925 Ordinary Shares) is entitled to examine the proxy and voting material.

It is noted that there may be changes on the agenda after publishing this Proxy Statement, and there may be Position Statements which can be published. Therefore, the most updated agenda will be furnished to the SEC on a Report on Form 6-K and will be made available to the public on the SEC’s website at www.sec.gov.

PROPOSAL 1

To re-appoint Kost, Forer, Gabbay & Kasierer, a member firm of Ernest & Young Global Limited, as the independent auditor of the Company, and to authorize the Board to determine their remuneration until the next annual general meeting of the shareholders of the Company

Under the Companies Law, the re-appointment of independent public accountants requires the approval of the shareholders of the Company.

The Board has authorized and approved the re-appointment Kost, Forer, Gabbay & Kasierer, a member firm of Ernest & Young Global Limited (“EY Israel”), as the independent auditor of the Company until the next annual general meeting of the shareholders of the Company and recommends that the shareholders to authorize the Board to determine their remuneration until the next annual general meeting of the shareholders of the Company.

The Audit Committee of the Board (the “Audit Committee”) has recommended, and the Board has determined that the re-appointment of EY Israel as the independent auditor of the Company is appropriate and in the best interest of the Company and its shareholders, after examining, among other things, the scope of their work, and the complexity and scope of the Company’s activities.

The Board determined, pursuant to the recommendation of the Audit Committee, that EY Israel’s compensation is reasonable.

For additional information on the fees paid by the Company for audit services in each of the previous two fiscal years, please see Item 16C ‘Principal Accountant Fees and Services’ in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on March 21, 2024.

The Board recommends that the shareholders of the Company adopt the following resolution:

“RESOLVED, to re-appoint EY Israel as the Company’s independent auditor firm and to authorize the Board to determine their compensation, until the next annual general meeting.”

The re-appointment of EY Israel requires the affirmative vote of a Simple Majority.

The Board unanimously recommends a vote “FOR” the above proposal.

PROPOSAL 2

To re-appoint Mr. Israel bar for a three-
year term as a Class IIi director

Under the Companies Law and the Company’s Amended and Restated Articles of Association (the “Articles”), the management of the Company’s business is vested in the Board. The Board may exercise all powers and may take all actions that are not specifically granted to our shareholders.

The Articles provide that the Company may have at least three (3) and not more than twelve (12) directors.

The Board currently consists of five (5) directors and divided into three classes with staggered three-year terms. Each class of directors consists, as practically as possible, of one-third of the total number of directors constituting the entire Board. At each annual general meeting of the Company’s shareholders, the appointment or re-appointment of directors following the expiration of the term of office of the directors of that class of directors is for a term of office that expires as of the date of the third annual general meeting following such appointment or re-appointment. Therefore, at each annual general meeting, the term of office of only one class of directors expires. Each director holds office until the annual general meeting of the Company’s shareholders in which his or her term expires, unless he or she is removed by a vote of 70% of the voting power represented at the annual general meeting in person or by proxy and voting thereon, disregarding abstentions from the count of the voting power present and voting.

As of the date of this Proxy Statement, the Company’s directors are divided among three classes as follows:

(i)     The Company’s Class I directors are Mr. Joseph Gottlieb and Mrs. Isabella Marshak, whose current terms expire at the Company’s 2025 annual general meeting of shareholders;

(ii)    The Company’s Class II directors are Mr. Amitay Weiss and Ms. Naama Falach Avrahamy, whose current terms expire at the Company’s 2026 annual general meeting of shareholders; and

(iii)   The Company’s Class III director is Mr. Israel Bar, whose current term expires at the Meeting.

The composition of our Board currently includes two individuals who are diverse under the Nasdaq Rule 5605(f) regarding board diversity, as presented in the below Board Diversity Matrix. Under Nasdaq Rule 5605(f), directors who self-identify as (i) female, (ii) an underrepresented minority or (iii) LGBTQ+ are defined as being diverse. The following chart summarizes certain self-identified personal characteristics of our directors, in accordance with Nasdaq Rule 5605(f). Each term used in the table has the meaning given to it in the rule and related instructions.

Board Diversity Matrix for Maris-Tech Ltd.
(As of April 8, 2024)

Total number of directors	5
	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	2	3	—	—
Number of Directors who identify in Any of the Categories Below:
African American or Black	—	—	—	—
Alaskan Native of Native American	—	—	—	—
Asian	—	—	—	—
Hispanic or Latinx	—	—	—	—
Native Hawaiian or Pacific Islander	—	—	—	—
White	2	3	—	—
Two or more races or ethnicities	—	—	—	—
LGBTQ+	—	—	—	—

The Board has approved the re-appointment of Mr. Israel Bar to serve on the Board, as a Class III director, for a three-year term continuing until the Company’s 2027 annual general meeting of shareholders and recommends that the Company’s shareholders re-appoint Mr. Bar, as a Class III director, for a three-year term continuing until the Company’s 2027 annual general meeting of shareholders.

Mr. Bar, whose professional background is provided below, has advised the Company that he is willing, able and ready to serve as a Class III director if re-appointed. Additionally, in accordance with the Companies Law, Mr. Bar, has certified to the Company that he meets all of the requirements of the Companies Law for appointment as a director of a public company, he possesses the necessary qualifications and has sufficient time to fulfill his duties as a director of the Company, taking into account the size and needs of the Company.

Mr. Bar, who also serves as the Company’s Chief Executive Officer, is not compensated for his service as a member of the Board. If re-appointed at the Meeting, Mr. Bar will continue to benefit from the indemnification agreement, substantially in the form of those that we previously entered into with the Company’s members of the Board, as well as from our directors’ and officers’ liability insurance policy, as in effect from time to time.

Set forth below is certain biographical information regarding the background and experience of Mr. Israel Bar:

Mr. Israel Bar

Mr. Israel Bar has served as our Chief Executive Officer and director since our inception in May 2008. Mr. Bar is the founder of the Company. Prior to that, from 1999 to 2008 Mr. Bar served as chief executive officer, head of marketing and co-founder of Exatel Visual Systems Ltd. Between the years 1996 to 1999 Mr. Bar acted as managing director of Real Vision Ltd. and before that, between 1993 to 1996 as the managing director of the then public company TVG Technologies Ltd. Mr. Bar also served as software programmer and officer in the Israeli Air Force from 1972 until 1978, and was released as a Major. Mr. Bar received his B.Sc. in Mathematics and Computer Science from Bar Ilan University, Israel. We believe that Mr. Bar is qualified to serve on our board of directors because of his vast business, management and leadership experience.

The Board recommends that the shareholders of the Company adopt the following resolution:

“RESOLVED, to re-appoint Mr. Israel Bar as a Class III director for a term of three years that expires at the 2027 annual general meeting of shareholders.”

The re-appointment of Mr. Israel Bar as a Class III director, as mentioned above, requires the affirmative vote of a Simple Majority.

The Board unanimously recommends a vote “FOR” the above proposals.

PROPOSAL 3

TO RATIFY THE SERVICE AGRREEMENT, AND APPROVE AN AMENDMENT TO THE TERMS OF THE SERVICE AGREEMENT, WITH MR. ELAD KASHI, A SERVICE PROVIDER OF THE COMPANY, WHO IS A RELATIVE OF MR. ISRAEL BAR, THE COMPANY’S CHIEF EXECUTIVE OFFICER AND A DIRECTOR OF THE COMPANY

On March 3, 2021, we entered into a service agreement with Mr. Elad Kashi, a relative of Mr. Israel Bar, the Company’s Chief Executive Officer and a director of the Company, pursuant to which Mr. Kashi provides the Company with mechanical design services as requested by the Company from time to time, in exchange for hourly fees of NIS195 (approximately $521) (the “Service Agreement”).

Since entering into the Service Agreement, the Company’s business activity has increased significantly, which led to, among other things, a significant increase in the services provided to the Company under the Service Agreement. As a result, in February 2022, the Company and Mr. Kashi agreed to increase the hourly fees payable under the Service Agreement to NIS350 (approximately $972) (the “Amended Fee”).

For more details on the fees paid to Mr. Kashi during the years 2021, 2022 and 2023, see item 7 in the Company’s financial statements and Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on March 21, 2024.

On March 14, 2024 and March 20, 2024, the Compensation Committee of the Board (the “Compensation Committee”) and the Board, respectively, each approved, and recommended that the shareholders, ratify the Service Agreement and approve the amendment to the terms of the Service Agreement (the “Amendment”), effective as of February 1, 2022 (the “Effective Date”).

If approved at the Meeting, as of the Effective Date, Mr. Kashi’s hourly fee pursuant to the Amendment, will increase to NIS350 (approximately $973), instead of NIS195 (approximately $544), and up to a maximum amount of $285,000 per year, and Mr. Kashi’s services to the Company under the Amendment may be provided through a company fully owned by Mr. Kashi, and payments may be made to that company as well.

In making its recommendation that shareholders ratify the Service Agreement and approve the Amendment, the Compensation Committee and the Board each considered all relevant considerations and discussed all matters required under the Companies Law and the regulations promulgated thereunder, and also considered, inter alia: (i) the quality of Mr. Kashi’s services, (ii) the fact that Mr. Kashi is a well-known expert in his field of work, (iii) the Company’s years of experience working with Mr. Kashi, (iv) the Company’s size and the nature of its operations, and (v) various data and information deemed relevant, including comparative data regarding other Company’s service providers.

Accordingly, the Compensation Committee and Board determined that the ratification of the Service Agreement and approval of the Amendment is in the Company’s best interest.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to ratify the Service Agreement, and approve the amendment to the Service Agreement, with Mr. Elad Kashi, a service provider of the Company, who is a relative of Mr. Israel Bar, the Company’s Chief Executive Officer, and a director of the Company, as set forth in the Proxy Statement.”

The approval of this proposal, as described above, requires the affirmative vote of a Special Majority.

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal.

____________

1      All U.S. dollar amounts in this Proxy Statement are based on an exchange rate of US$1: NIS3.76 on April 5, 2024

2      See footnote 1 above.

3      See footnote 1 above.

4      See footnote 1 above.

DISCUSSION OF THE COMPANY’S FINANCIAL STATEMENTS AND ANNUAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2023

Pursuant to the Companies Law, the Company is required to present the Company’s audited financial statements for the year ended December 31, 2023, to the Company’s shareholders.

The Annual Report on Form 20-F for the year ended December 31, 2023 (the “Annual Report”), filed with the SEC on March 21, 2024, which includes the financial statements, are available on the Company’s website at the following address: https://www.maris-tech.com/sec-filings/. It is also available on the SEC’s website.

At the Meeting, shareholders will have an opportunity to review, ask questions and comment on the Company’s audited consolidated financial statements and Annual Report.

Shareholders are not required to approve the financial statements.

Your vote is important! Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. EXCEPT AS MENTIONED OTHERWISE IN THIS PROXY STATEMENT, IF NO SPECIFICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT.

Proxies and all other applicable materials should be sent to:

VStock Transfer, LLC.
18 Lafayette Place
Woodmere, New York 11598

ADDITIONAL INFORMATION

The Company is subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, the Company files reports and other information with the SEC. All documents which the Company will file on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at http://www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, the Company is not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. The Notice of the Annual General Meeting of Shareholders and the proxy statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. THE COMPANY HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED APRIL 8, 2024. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN APRIL 8, 2024, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board of Directors
Maris-Tech Ltd.
Israel Bar, Chief Executive Officer

Maris-Tech LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Mr. Israel Bar, Chief Executive Officer of Maris-Tech Ltd. (the “Company”), and Mr. Nir Bussy, Chief Financial Officer of the Company, and each of them, as agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the ordinary shares, no par value per share, of the Company which the undersigned is entitled to vote at the Annual and Special General Meeting of Shareholders (the “Meeting”) to be held on May 15, 2024, at 3:00 p.m. Israel time, and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Annual and Special General Meeting of Shareholders and proxy statement relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted “FOR” such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

MARIS-TECH LTD.
ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

Date of Meeting: May 15, 2024

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE
MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.  To re-appoint Kost, Forer, Gabbay & Kasierer, a member firm of Ernest & Young Global Limited, as Maris-Tech Ltd.’s (the “Company”) independent auditor firm and to authorize the Board of Directors of the Company (the “Board”) to determine their compensation, until the next annual general meeting.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.  To re-appoint Mr. Israel Bar to serve as a Class III director on the Board for a three-year term continuing until the Company’s 2027 annual general meeting of shareholders.

☐	FOR	☐	AGAINST	☐	ABSTAIN

3.  To ratify the service agreement, and to approve an amendment to the terms of the service agreement, with Mr. Elad Kashi, a service provider of the Company, who is a relative of Mr. Israel Bar, the Company’s Chief Executive Officer and a director of the Company, as set forth in the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

PLEASE NOTE! That by signing and submitting this proxy card, you declare that you have no personal interest in the approval of any of the items that are proposed for approval at the 2024 annual and special general meeting of shareholders, which require such declaration under the Israeli Companies Law 5759-1999, except as specified herein:

NAME	SIGNATURE	DATE

NAME	SIGNATURE	DATE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.